EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

January 18, 2016	NYSE-MKT: ASM TSX-V: ASM FSE: GV6

AVINO PRODUCTION UP 116% OVER 2014 TO 3,020,348 OZ SILVER EQUIVALENT

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE – MKT, GV6: FSE, "Avino" or "the Company") is pleased to report its fourth quarter 2015 and full year 2015 production results from its Avino property near Durango, Mexico.

Consolidated Production Highlights for Fiscal 2015 (Compared to Fiscal 2014)

•	Silver equivalent production increased 116% to 3,020,348 oz*
•	Silver production increased 68% to 1,625,285 oz
•	Gold production increased 37% to 7,083 oz
•	Copper production increased 1,453% to 4,743,691 lbs

Consolidated Production Highlights for Fourth Quarter, 2015 (Compared to Fourth Quarter, 2014)

•	Silver equivalent production increased 66% to 761,767 oz*
•	Silver production increased 38% to 409,216 oz
•	Gold production decreased 3% to 1,588 oz
•	Copper production increased 457% to 1,271,565 lbs

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*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

"I'm happy to report that we generated strong production growth in 2015," said David Wolfin, Avino's President and CEO. "In fact, we achieved the highest silver equivalent ounce output in the Company's 49-year history. I congratulate our team of over 450 people for achieving this milestone during challenging conditions for the mining industry overall."

Mr. Wolfin noted that the improved output at the Avino property resulted in part from the Company's investments in equipment and facility upgrades, which in the past five years have totalled approximately $25 million. He also highlighted the partnership forged in 2015 with Samsung, one of the world's largest companies. "This was a long-term agreement with one of the world's largest and most recognized industrial brands that put a very important stamp of approval on our operations," said Wolfin. "We're thrilled to be contributing to Samsung's manufacturing and construction capacity under their rigorous supplier standards, and their US$10 million investment in our business helped us to continue expansion throughout the year."

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Further improvements to Avino's operations are anticipated with Samsung's support. "They are keen to see us grow," said Mr. Wolfin.

Finally, Mr. Wolfin attributed the Company's success in 2015 to a team effort. "Our entire team, particularly in Mexico, has worked under a solid commitment to continuous improvement. As a result, we're well prepared to capitalize on our investments in people and infrastructure, when markets improve. It has been my honor and pleasure to work with such a fine group of people. We all look forward to continued growth and efficiency improvement in 2016 and beyond."

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

Consolidated 2015 Production Highlights

Comparative production numbers from 2015 and 2014 are presented below:

	2015	2014	% Change
Total Silver Produced (oz) calculated	1,625,285	969,524	68%
Total Gold Produced (oz) calculated	7,083	5,180	37%
Total Copper Produced (Lbs) calculated	4,743,691	305,417	1,453%
Total Silver Eq. Produced (oz) calculated*	3,020,348	1,399,102	116%

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*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Consolidated Fourth Quarter 2015 Production Highlights

Comparative production numbers from the fourth quarters of 2015 and 2014 are presented below:

	Q4 2015	Q4 2014	% Change
Total Silver Produced (oz) calculated	409,216	296,914	38%
Total Gold Produced (oz) calculated	1,588	1,644	-3%
Total Copper Produced (Lbs) calculated	1,271,565	228,436	457%
Total Silver Eq. Produced (oz) calculated*	761,767	457,908	66%

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*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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Avino Mine Production Highlights

On January 1, 2015, Avino began processing new material from the Avino Mine primarily using Circuit 3. During the months of July, August, November and December, Circuit 2 was also used to process new material from the Avino Mine. Additionally, during the month of May, historic above ground stockpiles left from past mining of the Avino vein were processed using Circuit 2; production from Circuit 2 during the months listed above is reflected in the production figures. The comparison between the fourth quarter 2015 and the third quarter of 2015 is presented below, as the data from the fourth quarter of 2014 related to testing of material and equipment and is not considered comparable to that of 2015.

	Q4 2015	Q3 2015	% Change	2015	Notes
Tonnes Mined	102,580	105,674	-3%	372,376	1
Underground Development (m)	1,440	1,477	-3%	5,056	1
Mill Availability (%)	94.5	97	-3%	96.1	2
Total Mill Feed (dry tonnes)	110,201	106,589	3%	396,113	3
Feed Grade Silver (g/t)	68	65	5%	65	4
Feed Grade Gold (g/t)	0.29	0.23	26%	0.29	4
Feed Grade Copper (%)	0.61	0.65	-6%	0.62	4
Recovery Silver (%)	86%	88%	-2%	87%	5
Recovery Gold (%)	66%	81%	-18%	75%	5
Recovery Copper (%)	86%	87%	-1%	87%	5
Copper Concentrate (dry tonnes)	2,556	2,408	6%	9,058	6
Copper Concentrate Grade Silver (kg/t)	2.52	2.53	0%	2.47	-
Copper Concentrate Grade Gold (g/t)	8.32	8.19	2%	9.47	-
Copper Concentrate Grade Copper (%)	22.56	25.30	-11%	23.76	7
Total Silver Produced (kg)	6,430	6,092	6%	22,329	8
Total Gold Produced (g)	21,263	19,718	8%	85,737	8
Total Copper Produced (Kg)	576,773	609,708	-5%	2,152,202	8
Total Silver Produced (oz) calculated	206,743	195,862	6%	717,901	8
Total Gold Produced (oz) calculated	684	634	8%	2,757	8
Total Copper Produced (Lbs) calculated	1,271,565	1,344,174	-5%	4,743,691	8
Total Silver Equivalent Produced (oz) calculated	494,295	493,455	0%	1,801,997	-

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*For comparison purposes,the silver equivalent ratio was calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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Avino Mine Fourth Quarter Production Highlights

1.	Tonnes mined and underground development decreased by 3% compared to the third quarter of 2015, due to fewer days of mining during the holiday season.
2.	Mill availability was down 3% due to the re-lining of the ball mill for Circuit 3.
3.	Tonnage processed increased by 3% due to optimization work done on Circuit 3.
4.	Silver and gold feed grades increased by 5% and 27% respectively while the copper grade decreased by 6%; the variation in grades is due to variability in the resource.
5.	Recoveries for copper, silver and gold decreased by 1%, 2% and 18% respectively due to Circuit 3 testing to reduce bismuth in the concentrate; testing with new reagents will continue.
6.	Concentrate produced increased by 6% reflecting higher throughput although at a lower copper concentrate grade.
7.	Copper concentrate grade decreased by 11% due to the lower grade material processed in Circuit 2.
8.	Copper production decreased by 5% whereas silver and gold production increased by 6% and 8% respectively, the main reason being variability in the feed grade processed.

San Gonzalo Mine Production Highlights

Comparative figures for the 2014 and 2015 fourth quarters and years for the San Gonzalo mine are presented below. Mined material from San Gonzalo is primarily processed using Circuit 1; however, during the months of September and October, mill feed from San Gonzalo was also processed using Circuit 2. Circuit 2 was also used to process San Gonzalo marginal stockpile mill feed for five months in the first half of 2015. This additional production from Circuit 2 is reflected in the production figures in the chart below.

	Q4 2015	Q4 2014	% Change	2015	2014	% Change	Notes
Tonnes Mined	18,272	25,384	-28%	93,291	70,525	32%	1, 7
Underground Advancement (m)	1,128	1,220	-8%	4,578	4,404	4%	1, 7
Mill Availability (%)	94.7	95.5	-1%	92.7	96.5	-4%	8
Total Mill Feed (dry tonnes)	26,616	19,818	34%	121,774	79,729	53%	2, 9
Feed Grade Silver (g/t)	285	329	-13%	279	337	-17%	3, 10
Feed Grade Gold (g/t)	1.45	1.85	-22%	1.48	1.88	-21%	3, 10
Recovery Silver (%)	83%	85%	-2%	83%	84%	-1%	4, 11
Recovery Gold (%)	73%	79%	-8%	75%	78%	-4%	4, 11, 14
Bulk Concentrate (dry tonnes)	1,023	664	54%	4,517	2,545	77%	5, 12
Bulk Concentrate Grade Silver (kg/t)	6.15	8.32	-26%	6.24	8.86	-30%	4, 12
Bulk Concentrate Grade Gold (g/t)	27.5	43.5	-37%	28.34	45.70	-38%	4, 12
Gravity Concentrate (dry tonnes)	-	-	-	16.59	-	-	14
Gravity Concentrate Grade Silver (kg/t)	-	-	-	2.85	-	-	14
Gravity Concentrate Grade Gold (g/t)	-	-	-	395	-	-	14
Gravity Concentrate Silver Content (Kg)	-	-	-	47.23	-	-	14
Gravity Concentrate Gold Content (g)	-	-	-	6,552	-	-	14
Total Silver Produced (kg)	6,298	5,527	14%	28,223	22,548	25%	6, 13
Total Gold Produced (g)	28,128	28,908	-3%	134,569	116,338	16%	6, 13
Total Silver Produced (oz) calculated	202,473	177,696	14%	907,384	724,931	25%	6, 13
Total Gold Produced (oz) calculated	904	929	-3%	4,326	3,740	16%	6, 13
Total Silver Equivalent Produced (oz) calculated	267,472	244,468	9%	1,218,351	993,744	23%	-

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* For comparison purposes,the silver equivalent ratio was calculated using metal prices of $16 oz Ag and $1,150 oz Au. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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San Gonzalo Mine Fourth Quarter Production Highlights

1.	Tonnes mined and underground advancement decreased by 28% and 8% respectively due to unexpected scheduling interruptions which have since been redressed.

2.	Tonnes processed increased by 34% with the addition of Circuit 2 capacity in October as described above.

3.	Feed grades for silver and gold decreased by 13% and 22% respectively due to the processing of stockpiled material as well as lower grade material on the eastern side of the resource.

4.	The lower feed grades resulted in lower silver and gold recoveries by 2% and 8% respectively as well as lower flotation concentrate grades by 26% and 37% respectively.

5.	Concentrate tonnage produced increased by 54% reflecting the addition of Circuit 2 capacity in October and increased throughput, although at lower grades.

6.	Silver produced increased by 14%, mainly due to increased feed throughput, and gold produced decreased by 3% due to variability in the feed grade.

San Gonzalo Mine 2015 Year-End Production Highlights

7.	Tonnes mined and underground advancement increased by 32% and 4% respectively, reflecting new mining equipment employed.

8.	Mill availability for the year was down 4% due to maintenance in the crushing plant for the expansion and the installation of the new cone crusher.

9.	Tonnage processed increased by 53% with the addition of Circuit 2 capacity as described above.

10.	The inclusion of lower grade material, albeit at higher throughput, resulted in overall lower silver and gold feed grades by 17% and 21% respectively.

11.	Silver and gold recoveries were lower by 1% and 4% respectively due to the lower feed grades.

12.

Concentrate grades for silver and gold decreased by 30% and 38% respectively, reflecting more base metals present in the processed material, while the 77% increase in concentrate produced was a result of the addition of Circuit 2 capacity.

13.	Silver and gold production increased by 25% and 16% respectively due to higher processed throughput.

14.	A gravity concentrator was installed during 2015 and its output is reflected in the results above. The concentrator was acquired in order to improve the gold recovery and testing is ongoing in 2016.

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Quality Assurance/Quality Control

Mill assays are performed at the Avino property's on-site lab. Check samples are sent to Inspectorate Labs in Reno, Nevada for verification. All concentrate shipments are assayed by one of the following independent third party labs: AHK, LSI, Alex Stewart and SGS.

Qualified Person(s)

Avino's Mexican projects are under the supervision of Chris Sampson, P.Eng, Avino consultant and Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the production data in this news release.

Webcast Event

Join us later this morning, Monday January 18, 2016 at 12:30 PM (EST) for a live webcast of Avino's corporate presentation with Avino's President and CEO, David Wolfin, from the Noble Financial Capital Markets Twelfth Annual Investor Conference. To access the live stream please follow the link below or visit Avino's website at least 10 minutes prior to the start of the presentation. The video will also be available for viewing on Avino's homepage for several weeks following the conference.

http://noble.mediasite.com/mediasite/Play/53c4546fc4ac485f8d8fbe389e920ca81d

About Avino

Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the Bralorne property in southwestern British Columbia, Canada. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

"David Wolfin"

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

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Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, exploration results, the potential tonnage, grades and content of deposits, and timing, establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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